Via E-mail and EDGAR Suzanne Hayes Assistant Director, Disclosure Operations Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Allen & Overy LLP 1221 Avenue of the Americas New York NY 10020 Tel 212 610 6300 Fax 212 610 6399 Direct line 212 610 6309
Our ref 0010146-0000222 NY:17427347.2

August 19, 2013

Re:	The Bank of Nova Scotia

Amendment No.2 to Registration Statement on Form F-3

Filed July 22, 2013

And Documents Incorporated by Reference

File No. 333-188984

Dear Ms. Hayes,

On behalf of The Bank of Nova Scotia (the Bank) and Scotia Covered Bond Guarantor Limited Partnership (the Guarantor), this letter responds to your letter, dated August 16, 2013 (the Comment Letter), regarding the above-referenced Amendment No.2 to the Registration Statement (the Registration Statement). We are at this time, on behalf of the Bank and the Guarantor (the Registrants), submitting pre-effective Amendment No. 3 to the Registration Statement (Amendment No. 3). For your convenience, each comment from the Comment Letter is repeated in its entirety and numbered to correspond with its number in the Comment Letter. Each comment is followed by a response made on behalf of the Registrants.

Each capitalized term that is used in this letter without definition has the meaning specified in the prospectus (the “prospectus”) or the form of prospectus supplement included in Amendment No. 2.

Amendment No. 2 to Registration Statement on Form F-3

Exhibit 5.1

1. We reissue prior comment 12, as we continue to note that counsel has not opined that each Covered Bond and the guarantees are “binding obligations” of the Bank and the Guarantor, respectively. We also note that counsel has not deleted the language on page 3 that inappropriately limits investors’ reliance on the legality opinion.

Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is authorized and regulated by the Solicitors Regulation Authority of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AD and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Abu Dhabi, Amsterdam, Antwerp, Athens, Bangkok, Beijing, Belfast, Bratislava, Brussels, Bucharest (associated office), Budapest, Casablanca, Doha, Dubai, Düsseldorf, Frankfurt, Hamburg, Hanoi, Ho Chi Minh City, Hong Kong, Istanbul, Jakarta (associated office), London, Luxembourg, Madrid, Mannheim, Milan, Moscow, Munich, New York, Paris, Perth, Prague, Riyadh (associated office), Rome, São Paulo, Shanghai, Singapore, Sydney, Tokyo, Warsaw and Washington, D.C.

Response: The requested edits have been made to the opinion.

Exhibit 23.1

2. Please provide an updated auditor consent along with your next amendment to Form F-3.

Response: As requested, an updated auditor consent has been provided.

Form 40-F for the Fiscal Year Ended October 31, 2012

Note 3. Significant accounting policies, page 110

Purchased loans, page 114

3. We note in your response dated July 12, 2013 to prior comment 47 that you record improvements in cash flows related to credit and credit related deterioration in cash flows of your purchased loans in the provision for credit losses. Please revise your future filings to disclose the amount of recoveries for your purchased loans portfolio recorded in the provision during the periods presented.

Response: We confirm that we will provide additional disclosure regarding the amount of recoveries for our purchased loans portfolio in our next annual report on Form 40-F.

If you should have any questions or comments concerning the contents of this letter, please do not hesitate to call the undersigned at (212) 610-6309.

Sincerely,

/s/ Lawton M. Camp

Lawton M. Camp

Allen & Overy LLP

cc:

United States Securities and Exchange Commission:

Lindsay McCord, United States Securities and Exchange Commission

Staci Shannon, United States Securities and Exchange Commission

Lulu Cheng, Office of Structured Finance, United States Securities and Exchange Commission

Celia Soehner, United States Securities and Exchange Commission

Michael Seaman, United States Securities and Exchange Commission

The Bank of Nova Scotia:

Sean D. McGuckin, Executive Vice-President and Chief Financial Officer

Deborah M. Alexander, Executive Vice-President, General Counsel and Secretary

Maria Theofilaktidis, Senior Vice-President and Chief Accountant

Jake Lawrence, Managing Director, Alternate Funding